September 21, 2009

BY HAND AND BY EDGAR

Rebekah Blakely Moore

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

RE:	First California Financial Group, Inc.
Form 10-Q for Fiscal Period Ended March 31, 2009
Filed June 30, 2009
File No. 000-52498

Dear Ms. Moore:

First California Financial Group, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to your letter to Romolo Santarosa dated September 4, 2009, regarding the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2009 (the “Form 10-Q”).

To protect confidential business and financial information, the Company requests, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. Section 200.83, that the information provided in Annex A, Annex B and Annex C be treated as confidential and not be disclosed to any person pursuant to the Freedom of Information Act or otherwise.

Ms. Rebekah Blakely Moore

September 21, 2009

Under Rule 83, each page of this letter on which redactions appear is marked “Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83.” The remainder of this request for confidentiality and information for a Company contact appear at the end of this letter.

For your convenience, set forth below are your comments, followed by the Company’s responses.

1.	Please refer to our previous comment 2(a) in our letter dated August 7, 2009. Please provide additional specific detail of the changes to your qualitative factors that occurred subsequent to the filing of your Form 8-K on April 26, 2009 that caused such a material change in your original estimate. Please provide a description of the specific credit quality trends and other evidence considered during that time that was not in evidence at the time you filed your Form 8-K on April 26, 2009.

Response:	The table below, and the intra-period data in the table set forth in Annex A, illustrate the specific asset quality trends that changed subsequent to our furnishing of our financial results on the Current Report on Form 8-K on April 23, 2009 (the “Form 8-K”). Although the Form 8-K total of past due loans and foreclosed property increased from the previous quarter, the amounts comprising the total were fairly consistent with our recent history, continued to not be material to the Company and were favorable when compared with our peers. Additionally, a substantial portion of the increase was in the 30 to 89 day delinquency category, which has historically had the most fluctuation from period to period. Based upon these asset quality trends and the fact that the other qualitative considerations did not materially change, we did not significantly change our assessment of the qualitative loss factors from December 2008 to the Form 8-K estimate of our allowance for loan losses.

Ms. Rebekah Blakely Moore

September 21, 2009

	As of 6/30/2008	As of 9/30/2008	As of 12/31/2008	4/23/2009 Form 8-K As of 3/31/2009	6/30/2009 Form 10-Q As of 3/31/2009	As of 6/30/2009

Loan past due 30 to 89 days	1,502	6,560	2,644	6,395	6,395	8,203
Loans past due 90 days and accruing	1,081	947	429	65	65	299
Nonaccrual loans	6,627	8,636	8,475	9,791	8,380	26,957
Foreclosed property	154	274	327	1,069	1,069	6,828

Total past due loans and foreclosed property	9,364	16,417	11,875	17,320	15,909	42,287

Nonperforming loans as % of total loans(1)	1.00%	1.22%	1.13%	1.10%	0.94%	2.90%
Nonperforming assets as % of total assets(1)	0.70%	0.88%	0.78%	0.75%	0.65%	2.35%

The three events described below, which occurred following our furnishing of our financial results on the Form 8-K, influenced our decisions to delay the filing of our March 31, 2009 Form 10-Q and to reassess the qualitative factors used in our estimate of the allowance for loan losses.

First, our largest construction loan, a $22.5 million office complex, was current as of December 31, 2008, March 31, 2009 and as of the filing of our Form 8-K. After initial successful sales of completed office units, sales activity slowed. We had previously met with the borrower in the fall of 2008 and recommended a reduction in sale prices to reflect current market conditions. At the time of this meeting, we also had the borrower agree in writing to make minimum reductions to the principal balance of $4 million every 6 months. Our strategy of working with borrowers, asking for reductions of sale prices to reflect current market conditions and setting performance hurdles had been very successful for us during the recent downturn in the economy. We had reduced the balance of our construction and land loan portfolio by approximately $27 million from December 2007 to March 2009 using this strategy without incurring any losses. Based on that recent experience, at the time we filed the Form 8-K, it was our best judgment that this loan would be paid down over the remaining 18 month term with sales proceeds and, if necessary, from payments by the borrower, in accordance with our agreement. In early May 2009, the borrower failed to pay down the loan and refused to lower sale prices to reflect current market conditions, and as a result, we filed a notice of default and proceeded with foreclosure. Although adequately secured and in the process of collection, we placed the loan on nonaccrual status effective April 30, 2009. This was now the largest nonaccrual loan the Company had ever had. We recognized that this loan would significantly affect our asset quality trends and ratios.

(1)	Nonperforming loans and nonperforming assets exclude loans delinquent 30 to 89 days and accruing.

Ms. Rebekah Blakely Moore

September 21, 2009

Second, when the delinquency information for April 2009, which is set forth on Annex A, became available in early May 2009, it indicated a substantial increase in loans delinquent 30 to 89 days. The increase in delinquencies related primarily to construction loans that became delinquent when principal balances were not paid off by the maturity dates. Our construction and land portfolio is located primarily in coastal areas of Southern California, which had performed much better than inland areas in the recent past. This increase in delinquencies therefore provided an additional indicator of a continuing softness in the real estate market. Additionally, the fact that the collateral for these loans was selling slower than originally estimated indicated to us that real estate market conditions were beginning to affect our markets and our portfolio more severely. Although we had construction loans become delinquent at maturity previously, the number and the dollar amount of delinquent loans were higher at April 30, 2009 than we had experienced historically.

Finally, on May 5, 2009, the California Department of Financial Institutions and the Federal Deposit Insurance Corporation (“FDIC”) began their annual safety and soundness exam of our wholly owned subsidiary, First California Bank. The significant change in our asset quality trends and ratios described above was available to them. The examiners shared with us their views on the economy, real estate values and their cumulative knowledge from examinations of the loan portfolios of other banks in our geographic region. They expressed a more pessimistic view of the economy and real estate values and indicated that current conditions were likely to last longer than generally expected, with no significant improvement anticipated in the near future.

The convergence of these significant new developments influenced our decisions to delay the filing of our first quarter Form 10-Q on May 15, 2009 and to reassess the appropriateness of our estimate of the allowance for loan losses and, more specifically, the qualitative factors considered in the estimate of our allowance for loan losses. Specifically, we reassessed the uncertainty of changes in collateral values, the uncertainty of changes in the trends and amounts of our problem loans, and the uncertainty of changes in business and economic conditions.

Ms. Rebekah Blakely Moore

September 21, 2009

Further, we considered the relevant accounting and auditing literature on subsequent events, and concluded that the events described above provided new evidence regarding circumstances that existed at March 31, 2009, and should be included in our assessment of the adequacy of the allowance for loan losses for the quarter then-ended.

2.	It appears from your disclosure that you adjust your historical loss rates using one overall qualitative loss factor for each group of loans. Please clarify whether you determine the qualitative factor adjustment based on an overall consideration of qualitative factors or whether you determine the overall qualitative adjustment based on a sum of the determined adjustments for each individual qualitative factor.

Response:	Our methodology involves both an assessment of each individual qualitative factor and an overall assessment of the sum of the individual factors. First, we make an estimate for each individual qualitative factor and then we sum the individual qualitative factors to arrive at our overall estimated qualitative loss factor. Following this process, we assess whether the resulting total loss factor is reasonable and consistent with our knowledge of our loan portfolio and current asset quality trends. To the extent that, based on our assessment, we believe that the total qualitative loss factor was not at an appropriate level, we re-assess our estimate of the relevant individual factors to ensure that we arrive at the reasonable total qualitative loss factor.

3.	Please provide a quantitative analysis of the impact of the changes in your qualitative factor adjustment on the provision and allowance for loan losses in a tabular format. This information should include the amount calculated as a result of your consideration of qualitative factors at December 31, 2008, at March 31, 2009 as reported in your Form 8-K filed April 26, 2009 and the amount calculated subsequently and reported in your March 31, 2009 Form 10-Q. Please provide this analysis for each individual qualitative factor considered, if appropriate.

Response:

Please see the table set forth in Annex B for a tabular presentation of the quantitative and qualitative components of the allowance for loan losses at December 31, 2008, at March 31, 2009 as reported in our Form 8-K and as reported in the Form 10-Q.

The table set forth in Annex B shows the substantial increase in the qualitative component of the allowance for loan losses as reported in the Form 10-Q as compared to the financial results furnished with the Form 8-K. The primary reasons for this increase are the subsequent events detailed in the response to comment number 1 above.

Ms. Rebekah Blakely Moore

September 21, 2009

The table set forth in Annex C details the three primary individual qualitative factors that changed between the Form 8-K presentation and the Form 10-Q presentation. All three of the items detailed in the response to comment number 1 above were considered when determining all of the individual qualitative loss factors used to estimate the allowance for loan losses for the March 31, 2009 Form 10-Q, with the greatest impact appearing in the three individual factors detailed in the table set forth in Annex C.

4.	Please refer to our previous comment 2(b) in our letter dated August 7, 2009. Based on the information in your response, it appears that you primarily considered downturns in your credit quality trends when increasing your qualitative factor adjustments. For example, in your response, you state that you increased your qualitative factors to incorporate your consideration of the economic conditions, declines in real estate conditions, large numbers of business and personal bankruptcies, and the level and trend of charge-offs, past due and non-accrual loans. Please tell us how you concluded that these credit quality indicators and trends were not present or as severe in the portfolio as of December 31, 2008. Please provide a description, and quantification when possible, of the information considered as of December 31, 2008, such as the increasing bankruptcy trends, and how these trends changed during the period between when you reported your first quarter earnings in your Form 8-K filed on April 29, 2009 and the time you filed your first quarter Form 10-Q.

Response:	Please refer to the response to comment number 1 above, which details the information about how our asset quality trends changed during the period between when we furnished our first quarter earnings on the Form 8-K and the time we filed the Form 10-Q. As disclosed in the table on page 28 of the Form 10-Q, the number of nonaccrual loans increased from 7 loans at December 31, 2008 to 11 loans at March 31, 2009. Also, the table on page 26 of the Form 10-Q discloses that only 8% of our loan portfolio is comprised of loans greater than $10 million. The unsuccessful resolution of the large credit detailed in the response to comment number 1 above influenced our view of current market conditions and resulted in the reassessment of our qualitative loss factors at March 31, 2009. However, the small number of nonaccrual loans and the absence of

Ms. Rebekah Blakely Moore

September 21, 2009

other similar large credits, in our view, limited potential problems to a small percentage of our loan portfolio and supported our conclusion that these asset quality trends were not as severe in the portfolio at December 31, 2008. Additionally, at both December 31, 2008 and March 31, 2009, we had successfully resolved many loans without incurring losses using a strategy of working with borrowers, asking for reductions of sales prices to reflect current market conditions and setting performance hurdles. The events that occurred in early May were inconsistent with our previous successes during the current economic downturn and were expected to significantly affect the Company’s asset quality metrics.

We believe that we used a consistent and appropriate methodology to estimate the allowance for loan losses at December 31, 2008 and at March 31, 2009. The nature and type of qualitative factors we considered in estimating the allowance for loan losses were consistent from period to period. However, management must exercise significant judgment when evaluating the effect of qualitative factors on the amount of the allowance for loan losses, including the assessment of current events and trends, and additional knowledge regarding the extent, duration, and severity of these current events and trends that become known over time. In this instance, significant new information became known between the time we filed the Form 8-K and May 15, 2009 that caused management to delay the filing of the Form 10-Q in order to evaluate the new information and estimate the impact on the allowance for loan losses as of the balance sheet date. In our judgment, the events that occurred in early May 2009, as detailed in the response to comment number 1 above, were appropriate to consider in determining the allowance for loan losses as of March 31, 2009.

Further, the increase in the qualitative factors used to estimate the allowance for loan losses at March 31, 2009 constitute a change in accounting estimate. Accordingly, we believe the change to the financial statements of March 31, 2009, and future periods, is the appropriate accounting treatment of this change in accounting estimate.

5.

Please refer to our previous comment 2(c) in our letter dated August 7, 2009. In your response, you state that you increased your qualitative factors, in part, due to the credit trends related to the 1st Centennial loans within that market area, such as severe declines in real estate

Ms. Rebekah Blakely Moore

September 21, 2009

values, a large number of business and personal bankruptcies and several bank failures. Please tell us how you considered these trends in determining the expected loss component of the fair value of these loans. Please tell us specifically of any changes in these trends since purchase that you did not anticipate when you determined the initial fair value. Please quantify how much of the additional provision was due to changes in these factors and how much of the additional provision was due to the consideration of other operational challenges, such as your inexperience with that particular market and new lending personnel.

Response:	The former 1st Centennial loans purchased from the FDIC were appropriately valued at the time of purchase and our fair value estimates did consider all factors that would impact the fair value of these loans. We did not experience any significant credit events or changes in the credit quality of this portfolio from the time of purchase to the filing of the Form 10-Q. However, subsequent to the January 23, 2009 closing date of the 1st Centennial transaction, the Company began making new loans originated by lending personnel in the six newly acquired former 1st Centennial branch offices. This was a new geographic market for the Company, the lending personnel were new to the Company and there was new expected growth in the loan portfolio from these six new offices. These factors were all considered when we determined the qualitative loss factor for the calculation of our allowance for loan losses as of March 31, 2009.

6.	Please refer to our previous comment 2(c) in our letter dated August 7, 2009. Please tell us and revise to disclose the specific information that was available to your bank regulatory agencies at the time of their exam that was not available to you when you originally determined the amount of your loan loss provision, at December 31, 2008, if applicable, and when you filed your Form 8-K on April 26, 2008.

Response:	The bank regulatory agencies did not have any specific information regarding our institution during the time of their exam that was not available to us at the same time. However, following the filing of the Form 8-K, information became available to us and to the bank regulatory agencies regarding the events described in response to comment number 1 above. Additionally, the regulators shared with us their cumulative body of knowledge obtained through examinations of other similar institutions in our region. They expressed a very negative outlook for the economy, with no positive news expected in the near future, and a view that current depressed

Ms. Rebekah Blakely Moore

September 21, 2009

economic conditions and real estate values would continue longer than generally expected. This knowledge was one of many considerations that influenced the ultimate individual qualitative loss factors used to estimate the allowance for loan losses in the Form 10-Q.

7.	Please tell us and revise to disclose in future filings the specific reasons for the increase in charge-offs during the first quarter, including a discussion of why the fourth quarter of 2008 and the second quarter of 2009 did not have similar levels of charge-offs.

Response:	The increase in charge-offs in the first quarter of 2009 was due primarily to the fact that appraisals were received on several collateral-dependent loans that indicated a shortfall of collateral values versus the loan balances. These loans were in a delinquent status, indicating that repayment of these loans was doubtful, and the expected repayment of these loans only through the liquidation of the collateral indicated a charge-off was necessary and appropriate. We did not have a similar number or dollar amount of loans that met the criteria for charge-off in the fourth quarter of 2008 or the second quarter of 2009. We do not have an expectation that charge-offs will occur in consistent amounts from period to period. Our company policies provide specific criteria for when a credit should be charged-off. If no credits meet these criteria, it is possible that we could have no charge-offs in a reporting period. We conduct a thorough, institution-specific analysis of our individual credits and the charge-offs in each period can fluctuate based upon the results of this analysis. In future filings, we will disclose the specific reasons relating to changes in the level of our charge-offs.

Request for Confidential Treatment

To protect confidential business and financial information, the Company requests confidential treatment of certain information in this letter.

If any person (including any government employee who is not a member of the Commission’s staff) should request an opportunity to inspect or copy such documentation and information, the Company requests that (i) you promptly notify the Company of such request by writing to the Company’s Chief Financial Officer at the address noted above or by facsimile at (805) 383-1826, or by calling (805) 322-9333; (ii) you furnish the Company’s Chief Financial Officer with a copy of all written material pertaining to such request (including but not limited to the

Ms. Rebekah Blakely Moore

September 21, 2009

request itself and any determination by the Commission’s staff with respect to such request); and (iii) you give the Company’s Chief Financial Officer sufficient advance notice of any intended release so that the Company may, if it deems it necessary or appropriate, pursue any available remedies. If the Commission is not satisfied that the redacted information in this letter is exempt from disclosure, the Company requests an opportunity to be heard on its claim of exemption.

The foregoing request also applies to any reports, summaries, analyses, letters, or memoranda arising out of, in anticipation of or in connection with the Commission’s examination or inspection and memoranda, notes, transcripts or writings of any kind which are made by or at the direction of an employee of the Commission (or any other governmental agency authorized to do so) and which incorporate, include or relate to any of the matters (i) contained in the identified information or any materials furnished by the Company to the Commission (or any other governmental agency) or (ii) referred to in any conference, meeting, or telephone conversation between (a) counsel for the Company and (b) employees of the Commission (or any other governmental agency).

Ms. Rebekah Blakely Moore

September 21, 2009

If you have any questions regarding the foregoing, please contact the undersigned at (805) 322-9655.

Please acknowledge receipt of this letter by file-stamping and returning the enclosed duplicate of this letter to the undersigned.

Respectfully yours,

/s/ Romolo Santarosa
Romolo Santarosa
Chief Financial Officer

cc:	John P. Nolan, Senior Assistant Chief Accountant

Securities and Exchange Commission

Gregg A. Noel, Esq.,

Skadden, Arps, Slate, Meagher & Flom LLP

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83.

Annex A

[Confidential treatment has been requested for all of Annex A, which consists of 1 page.]

First California Financial Group, Inc. requests that the information contained in this Annex A be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83.

Annex B

[Confidential treatment has been requested for all of Annex B, which consists of 1 page.]

First California Financial Group, Inc. requests that the information contained in this Annex B be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83.

Annex C

[Confidential treatment has been requested for all of Annex C, which consists of 1 page.]

First California Financial Group, Inc. requests that the information contained in this Annex C be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.